Exhibit 1

PRESS RELEASE

FOR IMMEDIATE RELEASE

Company Contact:

Cary Grossman

Chief Financial Officer

713-827-2104

cgrossman@gentium.it

Investor Relations Contacts:

U.S.

Lippert/Heilshorn & Assoc.

Kim Sutton Golodetz

kgolodetz@lhai.com

Anne Marie Fields

afields@lhai.com

212-838-3777

Italy:

Burson-Marsteller

Luca Ricci Maccarini

luca_maccarini@it.bm.com

+39 02.721431

Gentium Reports Second Quarter Financial Results,
Provides Clinical Update

Villa Guardia (Como), Italy (August 10, 2005) – Gentium S.p.A.  (AMEX: GNT) (the “Company”) today reported financial results for the three and six-month periods ended June 30, 2005.   Highlights of the second quarter of 2005 and recent weeks include:

•                  Completed an initial public offering of 2.7 million American Depositary Shares (ADS) (including the exercise of part of the underwriters over-allotment option), which are listed on the American Stock Exchange (1 ADS = 1 share), and raised gross proceeds of $24.3 million;

•                  Received Fast Track designation from the U.S. Food and Drug Administration (FDA) for the company’s lead product candidate, Defibrotide for the treatment of severe Veno-Occlusive Disease (VOD) with multiple organ failure (“Severe VOD”);

•                  FDA deemed the Company’s Chemistry, Manufacturing & Controls (CMC) submission to be adequate for initiation of Phase III studies with Defibrotide for treating Severe VOD.

Laura Ferro, M.D., chairman and chief executive officer of Gentium said, “We continue to build upon our extensive experience to develop pharmaceutical products derived from DNA.  During the second quarter we made important progress with clinical development of our lead product candidate, which addresses a life-threatening disease for which there are no current treatment options.  We are participating in clinical programs in the U.S. and in Europe, and as a result of the costs expect to incur losses for the foreseeable future.  Our costs and expenses will be partially offset by revenues derived from the sale of Defibrotide in Italy for vascular disease with risk of thrombosis and from the sale of various active pharmaceutical ingredients.

“We look forward to initiating Phase III trials in the U.S. with Defibrotide for treating Severe VOD pending FDA agreement on our trial protocol, and to bringing this therapy for such a potentially devastating complication to market,” she added.

Financial Highlights

The Company reports its financial condition and operating results using U.S. Generally Accepted Accounting Principles (GAAP).  The Company’s financial statements are prepared using the Euro (€), its native currency.  On June 30, 2005, €1.00 = $1.21.

For the second quarter ended June 30, 2005 compared with the prior-year’s second quarter:

•                  Total revenues were €1.2 million, compared to €1.0 million

•                  Operating costs and expenses were €2.9 million, compared to €2.1 million

•                  Operating loss was €1.7 million, compared to €1.1 million

•                  Interest expense was €2.11 million, compared to €0.03 million

•                  Pre-tax loss was €4.3 million, compared to €1.1 million

•                  Net loss was €4.3 million, compared to €1.2 million

•                  Basic and diluted net loss per share was €0.81and €0.80,compared to €0.23 and €0.23

For the six months ended June 30, 2005 compared with the comparable prior-year’s six month period:

•                  Total revenues were €1.9 million, compared to €1.8 million

•                  Operating costs and expenses were €4.8 million, compared to €3.5 million

•                  Operating loss was €2.9 million, compared to €1.7 million

•                  Interest expense was €4.26 million, compared to €0.06 million

•                  Pre-tax loss was €7.7 million, compared to €1.7 million

•                  Net loss was €7.7 million, compared to €1.7 million

•                  Basic and diluted net loss per share was €1.50 and €1.48compared to €0.34 and €0.34

•                  Cash used in operating activities was €3.5million, compared to €1.0 million

•                  Cash and cash equivalents amounted to €10.5 million as of June 30, 2005.  Subsequent to the close of the quarter, the underwriters of the Company’s IPO exercised part of their over-allotment option, purchasing 300,000 shares for additional gross proceeds of $2.7 million (approximately €2.2 million).

Dr. Ferro commented, “As we have taken the significant step of becoming a publicly traded company and have continued to build the infrastructure to achieve our business objectives, the resulting increases in operating expenses and interest expense were significant factors in the size of our losses.”

Operating Results and Trends

•                  The Company’s manufacturing facility was closed from February through August 2004 for a major upgrade; therefore, comparisons of 2005 operating results with 2004 results may not be meaningful.

•                  The increase in revenue for the three- and six-month periods compared with the prior year is primarily the result of the closing of the Company’s manufacturing facility in the prior-year periods for upgrades.

•                  Cost of goods sold increased for the three- and six-month periods compared with the prior year period as a result of increased sales in the 2005 periods and manufacturing overhead in 2005 that the Company did not have in 2004 because of the closing of its manufacturing facility for the upgrade.

•                  The Company increased its employee headcount from 35 at the end of 2004 to 52 at June 30, 2005.  Other general and administrative expense increases were primarily the result of building corporate infrastructure, public company expenses and an increase in internally provided administrative services to replace administrative services previously provided by affiliates, which began to occur in the second quarter.

In the fourth quarter of 2004 and the first quarter of 2005, the Company issued approximately $8.0 million of convertible notes.  As a result, interest expense increased dramatically in 2005.   In conjunction with the Company’s initial public offering, $2.9 million of these notes were converted into common equity and the balance was repaid in June and July of 2005.  The Company incurred interest expense of €4.2million, which included non-cash interest expense of €3.9 million from amortization of the issue discount and issue costs, on these notes during the six month period ended June 30, 2005.

Clinical Highlights and Outlook

Commenting on Gentium’s clinical progress, Dr. Ferro reported, “During the second quarter we achieved a number of important clinical milestones.  We were granted Fast Track designation by the FDA for our initial product candidate, Defibrotide for the treatment of Severe VOD, which has previously been granted Orphan Drug status.  We have a meeting scheduled with FDA officials later in the third quarter with the goal of finalizing the protocol for our U.S. Phase III clinical trial.  The upgrades made to our manufacturing facility in 2004 positioned the Company for its CMC submission to the FDA.  The acceptance by the FDA of this submission was a major milestone necessary for the initiation of this Phase III trial.  Upon securing approval of our Phase III protocol, we expect to begin treating patients immediately, as we will be using the same centers and clinical investigators from the Phase II trial.”

Dr. Ferro continued, “We have expanded the terms of our licensing agreement for Defibrotide for the treatment of Severe VOD with our marketing partner, Sigma Tau, to include Canada, South America and Central America, in addition to the previously negotiated marketing rights to the U.S.  Sigma Tau also has a right of first refusal to market Defibrotide for the prevention of VODin the Americas.”

“The Consorzio Mario Negri Sud, a private, non-profit institute in Italy that carries out basic research in cell biology related to pharmacology and biomedicine, is conducting a multi-center Phase II/III clinical trial in Europe and Israel for the treatment of VOD after stem cell transplant.  We expect this trial to include approximately 340 patients. We also have studies and plans for studies with Defibrotide for the prevention of VOD underway.  We are co-sponsoring with the European Group for Blood and Marrow Transplantation a Phase II/III clinical trial in Europe for the use of Defibrotide to prevent VOD in children.  We expect this study to include 270 patients enrolled by several centers in Europe beginning later this year.  We also expect to start a second Phase II clinical trial in Europe later this year for use of Defibrotide to prevent VOD in adults.  We expect this trial to include approximately 300 patients enrolled by several centers in Europe.  Finally, we are planning to begin an exploratory clinical trial of Defibrotide for the treatment of refractory multiple myeloma by the first quarter of 2006.”

About Gentium

Gentium, S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the research, discovery and development of drugs to treat and prevent a variety of vascular diseases and conditions related to cancer and cancer treatments.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements.”  In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology.  These statements are not historical facts but instead represent the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company’s control.  It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements.  For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Prospectus filed with the Securities and Exchange Commission under Rule 424(b)(4) under the caption “Risk Factors.”

Gentium S.p.A.

Balance Sheets

(000’s omitted)	December 31, 2004	June 30, 2005
		(unaudited)
ASSETS
Cash and cash equivalents	€2,461	€10,476
Receivables	9	7
Receivables from related parties	1,490	1,977
Inventories	886	1,384
Prepaid expenses and other current assets	1,617	832
Total Current Assets	6,463	14,676

Property, manufacgturing facility and equipment, at cost	16,152	16,631
Less: Accumulated depreciation	7,609	8,300
Property, manufacgturing facility and equipment, net	8,543	8,331

Intangible assets, net	243	252
Other non-current assets	660	623
	€15,909	€23,882
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Bank overdraft	€100	€—
Accounts payable	3,927	3,635
Payables to related parties	1,498	1,131
Short-term bank borrowings	2,690	0
Accrued expenses and other current liabilities	432	558
Current maturities of long-term debt	2,781	1,814
Convertible notes payable, net of discount	2,082	827
Deferred income	564	421
Total Current Liabilities	14,074	8,386

Long-term debt, net of current maturities	3,361	2,821
Termination indemnities	548	627
Total Liabilities	17,983	11,834

Ordinary Shares (Par value: €1.00. 5,000,000 and 7,759,505 shares issued and outsanding at December 31, 2004, and June 30 2005, respectively)	5,000	7,760
Additional paid-in capital	4,737	23,811
Parent company investment	1,097	1,097
Accumulated deficit	(12,908)	(20,620)
Total Shareholders’ Equity (Deficit)	(2,074)	12,048
	€15,909	€23,882

As of June 30, 2005, €1.00 = $1.21

Gentium S.p.A.

Statements of Operations

	Six months ended June 30,		Three months ended June 30,
(000’s omitted except share data)	2004	2005	2004	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Sales to affiliates	€1,072	€1,717	€657	€1,098
Third party product sales	253	—	221	—
Total product sales	1,325	1,717	878	1,098
Other income and revenues	428	217	78	147
Total Revenues	1,753	1,934	956	1,245

Operating costs and expenses:
Cost of goods sold	871	1,320	578	892
Research and development	1,529	1,994	894	1,245
Charges from affiliates	570	581	323	310
General and administrative	450	911	275	504
Depreciation and amortization	30	43	19	20

Operating income (loss)	(1,697)	(2,915)	(1,133)	(1,726)

Interest expense	(61)	(4,255)	(30)	(2,105)
Other income, net	1	10	—	8
Foreign currency exchange gain (loss), net	53	(520)	17	(465)

Pre-tax income (loss)	(1,704)	(7,680)	(1,146)	(4,288)

Income tax expense (benefit):
Current	32	32	16	16
Deferred	(37)	—	—	—
	(5)	32	16	16

Net loss	€(1,699)	€(7,712)	€(1,162)	€(4,304)

Net loss per share:
Basic	€(0.34)	€(1.50)	€(0.23)	€(0.81)
Diluted	€(0.34)	€(1.48)	€(0.23)	€(0.80)

Weighted average shares used to compute net loss per share:
Basic	5,000,000	5,152,459	5,000,000	5,303,242
Diluted	5,000,000	5,212,459	5,000,000	5,363,242

As of June 30, 2005, €1.00 = $1.21

Gentium S.p.A.

Statements of Cash Flows

	For the Six Months Ended June 30,
(000’s omitted)	2004	2005
	(unaudited)	(unaudited)
Cash Flows From Operating Activities:
Net loss	€(1,699)	€(7,712)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	125	733
Non-cash interest expense	—	3,873
Unrealized foreign currency exchange loss	—	569
Stock based compensation	—	106
Services received from parent	0	0
Deferred income taxe benefit	(37)	32
Changes in operating assets and liabilities:
Accounts receivable	2,140	(485)
Inventories	273	(498)
Prepaid expenses and other current assets	(729)	229
Other assets	43	37
Accounts payable and accrued expenses	1,402	(343)
Deferred income	(155)	(143)
Termination imdemnities	(23)	79
Income taxes payable	(304)	0
Net cash provided by (used in) operating activities	1,036	(3,523)

Cash Flows From Investing Activities:
Capital expenditures	(3,506)	(478)
Proceeds from disposal of intangibles	(98)	(52)
Net cash used in investing activities	(3,604)	(530)

Cash Flows From Financing Activities:
Proceeds from long-term debt	—	1,465
Debt Issue Costs	(190)
Repayments of long-term debt	(200)	(307)
Repayment of Series A Senior Convertible Notes	—	(3,394)
Proceeds (Repayments) of short-term borrowings	416	(2,790)
Proceeds from issuance of common stock, net	—	14,584
Proceeds of loan from affiliate	2,400
Repayments of loan from affiliate	—	(1,200)
Capital contribution by shareholder	—	3,900
Net cash provided by financing activities	2,616	12,068

Increase in cash and cash equivalents	48	8,015
Cash and cash equivalents, beginning of period	23	2,461
Cash and cash equivalents, end of period	€71	€10,476

Supplemental disclosure of cash flow information:
Cash paid for interest, net of capitalized amount	€28	€401
Cash paid for income taxes	€—	€—

Supplemental disclosure of non cash investing and financing activities:
Equipment acquired under capital lease	€127	€127
Conversion of notes paybale to stockholders into common stock	€—	€2,408
Valuation of warrants issued in connection with convertible notes	€—	€597
Value of beneficial conversion feature in connection with convertible notes and warrants	€—	€5,192

As of June 30, 2005, €1.00 = $1.21